SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2021

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On April 14, 2021, Mr. Park, Hyo-Sung, Mr. Lee, Kee-Man and Mr. Hwang, Cheol-Ho were appointed by the Minister of the Ministry of Economy and Finance as non-standing directors of Korea Electric Power Corporation (“KEPCO”) for a term of two years beginning on April 14, 2021 and ending on April 13, 2023.

Biographic details of the non-standing directors are set forth below.

Name	Biographic details
Park, Hyo-Sung

•   Gender: Male

•   Date of Birth: June 18, 1958

•   Previous Positions:

-   Consul-General, Korean Consulate General in New York, U.S.A.

-   Ambassador Extraordinary and Plenipotentiary to Romania

-   Ambassador and Deputy Permanent Representative, Korean Permanent Mission to the UN Office and other International Organizations in Geneva, Switzerland

Lee, Kee-Man

•   Gender: Male

•   Date of Birth: November 13, 1960

•   Current Positions:

-   Professor of Aerospace Engineering, Sunchon University

•   Previous Positions:

-   Professor of Mechanical and Automotive Engineering, Jeonnam State University

-   Senior Research Engineer of LG Electronics Inc.

Hwang, Cheol-Ho

•   Gender: Male

•   Date of Birth: May 28, 1977

•   Current Positions:

-   Head of Research Support Group on Carbon-neutral City under International Climate & Environment Center

-   Civilian Member of Korea’s Presidential Committee on Green Growth

-   Evaluation Committee Member of Local Leading University Promotion Project Group under Chonnam University

-   Policy Advisor of Buk-gu (local government in Gwangju Metropolitan City)

-   Member of Civil Participatory Budget System of Nam-gu (local government in Gwangju Metropolitan City)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Jun, Chul-Soo

Name:	Jun, Chul-Soo
Title:	General Manager of International Finance & IR Team

Date: April 15, 2021